SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

On September 19, 2017, MediWound Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cowen and Company, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 4,400,000 ordinary shares of the Company (the “Ordinary Shares”) par value NIS 0.01 per share. The offering price to the public is $5.00 per Ordinary Share, and the Underwriters have agreed to purchase the Ordinary Shares pursuant to the Underwriting Agreement at a price of $4.70 per Ordinary Share.  Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 660,000 Ordinary Shares.

The net proceeds to the Company are expected to be approximately $19.8 million, after deducting underwriting discounts and estimated offering expenses payable by the Company.

The Ordinary Shares will be issued pursuant to a shelf registration statement on Form F-3 (the “Registration Statement”) that the Company filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (Registration No. 333-209106).  A prospectus supplement relating to the Offering has been filed with the SEC.  The closing of the Offering is expected to occur on or about September 21, 2017.

The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the document which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.  A copy of the legal opinion and consent of Meitar Liquornik Geva Leshem Tal relating to the issuance and sale of the Ordinary Shares in the Offering is attached hereto as Exhibit 5.1 and is incorporated herein by reference.

On September 19, 2017, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 19, 2017	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated September 19, 2017, among MediWound Ltd., Cowen and Company, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein.

5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Company, as to the validity of the ordinary shares (including consent).

23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1).

99.1	Press Release, dated September 19, 2017.